NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common
Stock (the 'Common Stock') of Raser
Technologies, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on November 22, 2010, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common
Stock is no longer suitable for continued listing and trading on the Exchange.

NYSE Regulation based its determination on the fact that the Company had fallen below the New York Stock Exchange?s ('NYSE') continued listing standard of average closing price of less than $1.00 over a consecutive 30 trading day period and did not cure this non-compliance within the required timeframe.
In addition, the Company was also below the NYSE?s continued listing standard of global market capitalization over a consecutive 30 trading day period of less than $50 million and latest reported shareholders? equity of less than $50 million. The Company submitted a business plan to address this non-compliance. However, after reviewing these materials, NYSE Regulation decided to proceed with suspension of trading as described above.

1. The Exchange's Listed Company Manual,
Section 802.01C, states, in part, that the Exchange may delist a security of either a domestic or non-U.S. issuer when the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period.


2. The Exchange, on October 27, 2010,
determined that the Common Stock should
be suspended prior to the market opening on November 3, 2010, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on October 27, 2010.

3. Pursuant to the above authorization, a press release was immediately issued by the exchange on October 27, 2010 and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on October 27, 2010 and other various dates of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock was suspended before the opening of the trading session on November 3, 2010.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.